Exhibit 12

Harley-Davidson, Inc.

Computation of Ratio of

Earnings to Fixed Charges

In millions

Three months ended March 29, 2015
Income from continuing operations before provision for income taxes	$411.4
Add: Fixed charges	48.2
Add: Amortization of capitalized interest	0.2
Less: Capitalized interest	0.5

Earnings	$459.3

Fixed charges:
Interest incurred and amortization of debt issue costs	$47.8
Estimate of interest within rental expense	0.4

$48.2

Ratio	9.5